Exhibit 99.2

NICE Announces the Market’s First Consumer Intent-Driven CX Capability with
Enlighten Journey Orchestration

Leveraging the power of Enlighten AI to orchestrate consumer interactions for interruptible digital and voice engagements across agent and agentless journeys at massive scale

Hoboken, N.J., October 20, 2022 – NICE (Nasdaq: NICE) today announced its industry breakthrough as the first to orchestrate synchronous and asynchronous interactions at scale, with Enlighten Journey Orchestration. Enlighten Journey Orchestration achieves a new level of understanding consumer needs events with real-time Natural Language Understanding (NLU) and application of Enlighten AI Intent Classification models built on decades of data. Additionally, Enlighten Journey Orchestration executes real-time responses engaging self-service, proactive, knowledge or agent engagements based on the actions and outcomes of an organization’s most successful interactions.

With this advancement, organizations use Enlighten AI’s pre-built models to unlock the huge value from their historical interaction data. Enlighten Journey Orchestration automatically determines all the ways that consumers express themselves both digitally and with voice to understand deep levels of consumer intent. Enlighten Journey Orchestration identifies the optimal execution paths by identifying those historical interactions that generate the high sentiment values/results with the shortest effort.

Enlighten Journey Orchestration uses this unlocked value in its self-service capabilities to understand intent to a new level of accuracy and to engage the perfect tools both agent and agentless that achieve an optimal outcome all in real-time.

NICE is an industry-recognized Artificial Intelligence leader offering best-in-class technology that combines the largest CX data set with its broad CX Domain experience.  NICE is not only using Enlighten AI to present insights such as consumer sentiment, agent behaviors, or predictions such as a consumer’s likelihood to churn or buy. With this breakthrough, NICE is using Enlighten AI at the heart of its CXone Platform to complete decisions in real-time to understand intent and orchestrate successful journeys.

“We have continued our journey to move AI to the mainstream in CX with the goal of helping the industry achieve digital fluency,” said Barry Cooper, President, CX Division, NICE, “With the exciting advancements in Enlighten Journey Orchestration, front-end applications are not just smarter and with more interesting insights, customers can now accelerate their digital and self-service transformations with embedded technology at the heart of the journey.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform and elevate every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Barry Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.